FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 26, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

26 March 2015

Partial Sale of Citizens Financial Group, Inc. Stake

Further to the announcement by The Royal Bank of Scotland Group plc ("RBSG") on the 23rd March 2015, RBSG today announces the final pricing of the offering of shares in Citizens Financial Group, Inc. ("CFG" or "Citizens") ("the Offer").

The Offer comprises 135 million shares, or 24.7%, of Citizens common stock at a public offering price per share of $23.75.

RBSG has also granted a 15% over-allotment option, under which the underwriters have a 30-day option to purchase an additional 20.25 million shares at the public offering price, less the underwriting discount. If the underwriters exercise this option in full, the total offering size, including the shares pursuant to the over-allotment option, would comprise 155.25 million shares, or 28.4% of Citizens common stock.

Gross proceeds realised by RBSG will be $3.2 billion ($3.7 billion assuming exercise in full of the over-allotment option) with the cash proceeds being used for general business purposes.

Following the offering, RBSG will continue to hold up to 45.6% of CFG's shares of common stock (41.9% assuming exercise of the entire over-allotment option), which are subject to a 90-day lock-up. During this period, the lock-up agreement is subject to modification, waiver or cancellation. RBSG will continue to consolidate Citizens in its financial statements.

The partial sale is part of RBSG's strategy to fully exit its holding in CFG by the end of 2016 as part of its European Commission state aid commitments.

Commenting on today's announcement, RBS Chief Executive Officer, Ross McEwan said:

"The sale of Citizens is an integral part of the RBS capital plan. It will help us to create a stronger, safer, UK focused bank that can better serve the needs of its customers."

"This successful sale keeps RBS on track to meet our obligations and complete the divestment of Citizens by the end of 2016."

Notes:

Citizens Financial Group, Inc. is the 13th largest retail bank holding company in the United States, with $132.9 billion in assets as of 31 December 2014. Headquartered in Providence, Rhode Island, the company offers a broad range of retail and commercial banking products and services to individuals, small businesses, middle-market companies, large corporations and institutions. The CFG executive team is led by Bruce Van Saun, Chairman and CEO.

For the financial year ended 31 December 2014 Citizens Financial Group reported a U.S. GAAP profit before income tax of $1,268 million.

Morgan Stanley and Goldman, Sachs, & Co. are acting as joint global coordinators and joint book-running managers and J.P. Morgan and Citigroup are acting as joint book-running managers for this offering. Additionally, Credit Suisse, Deutsche Bank Securities, RBS, UBS and Wells Fargo Securities, are also acting as joint book-running managers.

The prospectus relating to the offering may be obtained from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, New York 10014; Goldman Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282, via telephone: 1-866-471-2526 or via email: prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, Attention: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, via telephone: 866-803-9204; and Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, via telephone: 800-831-9146

The registration statement relating to these securities has been filed and has been declared effective by the Securities and Exchange Commission.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

For further information please contact:

Investors Richard O'Connor Head of Investor Relations +44 (0) 207 672 1758	Media RBS Press Office +44 (0) 131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 March 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary